Mail Stop 3561

September 3, 2009

James T. Ryan
President and Chief Executive Officer
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, Illinois 60045-5201

     Re: **W.W. Grainger, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2008
            Filed February 27, 2009
            File No. 001-05684

Dear Mr. Ryan:

     We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

                                          H. Christopher Owings
                                        Assistant Director